UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding

Change of Representative Corporate Executives

Tokyo, March 6, 2025 — MUFG announced the following changes in Representative Corporate Executives decided at today’s meeting of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes in Representative Corporate Executives

(1) Effective as of April 1, 2025

Name	New Position	Former Position
Seiichiro Akita	—	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division)
Masakazu Osawa	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group (excluding in charge of Wealth Management Research Division)	Managing Executive Officer Group Deputy COO-I, Deputy Group Head, Global Commercial Banking Business Group, In charge of Global Corporate & Investment Banking Business, Regional Executive for Asia

3. CV of New Representative Corporate Executive

Masakazu Osawa

Date of Birth	June 20,1968

Education	Mar. 1991	Faculty of Law, The University of Tokyo

	Jun. 2006	Master of Laws, The University of Chicago Law School

Business	Apr. 1991	Joined the Mitsubishi Bank, Ltd., Toranomon Branch

Experience	Jun. 2017

Executive Officer, Managing Director, Head of Corporate Planning Division of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer, Managing Director, Head of Corporate Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

May 2018

Executive Officer, Managing Director, Head of Digital Transformation Division, Corporate Planning Division and Financial Planning Division of MUFG Bank, Ltd.

Executive Officer, Managing Director, Head of Digital Transformation Division, Corporate Planning Division and Financial Planning Division of MUFG

Apr. 2020

Managing Executive Officer, Chief Digital Transformation Officer (CDTO) in charge of Digital Transformation Division, Managing Director, Head of Digital Transformation Division of MUFG Bank, Ltd.

Managing Corporate Executive, Group Chief Digital Transformation Officer (CDTO), Managing Director, Head of Digital Transformation Division of MUFG

	Jun. 2020	Member of the Board of Directors, Managing Executive Officer, CDTO in charge of Digital Transformation Division, Managing Director, Head of Digital Transformation Division of MUFG Bank, Ltd.

Apr. 2021

Member of the Board of Directors, Managing Executive Officer, Head of Digital Service Business Unit, CDTO in charge of Digital Service Planning Division of MUFG Bank, Ltd.

Managing Corporate Executive, Group Head, Digital Service Business Group, Group CDTO of MUFG

Apr. 2023

Managing Executive Officer, Deputy COO-I, Deputy Chief Executive, Global Corporate & Investment Banking Business Unit (in charge of Asia), Global Commercial Banking Business Unit, in charge of Asia, Group Head, Corporate Banking Group (in charge of Asia-Pacific) of MUFG Bank, Ltd. (current)

Managing Executive Officer, Group Deputy COO-I, Group Deputy Head, Global Commercial Banking Business Group, In charge of Global Corporate & Investment Banking Business Group, Regional Executive for Asia of MUFG (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 15,200 (As of September 30, 2024)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 140,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.